

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 8, 2021

Robert Charest
Principal Executive Officer
HerdWhistle Technologies Inc.
3510 29 Street Northeast #130
Calgary, AB, T1Y 7E5

>   **Re: HerdWhistle Technologies Inc.**
>   **CIK 0001892858**
>   **Form 1-A/A filed December 3, 2021**
>   **File No. 024-11716**

Dear Mr. Charest:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 22, 2021 letter.

Form 1-A/A filed December 3, 2021

General

1.   We note your response to our prior comment 1 and acknowledge that the guidance in Item (a)(2) of Part of F/S of Form 1-A allows you to prepare your financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. However, these financial statements must be <u>audited</u> in accordance with U.S. Generally Accepted *Auditing* Standards (US GAAS) or the standards of the Public Company Accounting Oversight Board (United States) as required by Item (c)(1)(iii) of Part F/S of Form 1-A. We note that your IFRS financial statements included in the filing are audited in accordance with Canadian Generally Accepted Auditing Standards (Canadian GAAS), and we therefore reissue our comment.

Robert Charest
HerdWhistle Technologies Inc.
December 8, 2021
Page 2

Please revise the filing to include financial statements that comply with the audit requirements of Item (c)(1)(iii) of Part F/S of Form 1-A.

2. In addition, we note that the opinion paragraph of the audit report currently included in the filing refers to the financial position of the company as of January 21, 2021 instead of the January 31, 2021 date of the balance sheet presented. Further, your auditor opines on the results of operations for the periods then ended, although you do not present statements of operations or statements of cash flows for these periods. Please have your auditor address these inconsistencies in its revised report and also ensure that the wording and format of its report comply with the US GAAS requirements or the standards of the Public Company Accounting Oversight Board (United States).

3. Lastly, we note from pages 19 and 20 and elsewhere in the filing that the company appears to have incurred operating costs during the reported periods. For example, we note that the company currently had employees, hired consultants and entered into an agreement relating to its office space. Consistent with the guidance in IAS 1, please revise your financial statements to present statements of comprehensive income, cash flows, and changes in stockholders' equity for each of the periods presented, or explain to us in detail why a complete set of financial statements would not be meaningful to an investor in this offering.

You may contact Martin James at 202-551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing